FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2009.

Total number of pages: 20

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009 (Unaudited) FROM APRIL 1, 2009 TO JUNE 30, 2009 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009 (Unaudited)
FROM APRIL 1, 2009 TO JUNE 30, 2009
CONSOLIDATED

Released on July 24, 2009

NIDEC CORPORATION

Date of Directors’ meeting for financial results: July 24, 2009
Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

(from April 1 to June 30)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions
	(except for per share amounts)
	Three months ended June 30
	2009	2008
Net sales	¥123,648	¥174,947
Ratio of change from the same period of previous fiscal year.	(29.3)%	3.4%
Operating income	10,177	18,392
Ratio of change from the same period of previous fiscal year.	(44.7)%	19.9%
Income from continuing operations before income taxes	8,632	23,083
Ratio of change from the same period of previous fiscal year.	(62.6)%	37.0%
Net income attributable to Nidec Corporation	5,819	15,109
Ratio of change from the same period of previous fiscal year.	(61.5)%	35.9%
Net income attributable to Nidec Corporation per share -basic	¥41.78	¥104.24
Net income attributable to Nidec Corporation per share -diluted	¥41.78	¥101.27

Notes:

1.	NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo’s business, as of December 31, 2008 and, as a result, the results of the optical pickup unit business for the three months ended June 30, 2008 were reclassified retrospectively as “Income from discontinued operations” in accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.”

2.	NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” as of April 1, 2009. Consolidated net income on the consolidated statements of income contained in this report includes net loss (income) attributable to noncontrolling interests. Figures for the three months ended June 30, 2008 have been retrospectively reclassified.

(2) Consolidated Financial Position (unaudited)

	Yen in millions
	(except for per share amounts)
	June 30, 2009	March 31, 2009
Total assets	¥661,899	¥702,884
Nidec Corporation shareholders’ equity	301,394	297,148
Nidec Corporation shareholders’ equity to total assets	45.5%	42.3%
Nidec Corporation shareholders’ equity per share	¥2,163.76	¥2,133.27

2. Dividends (unaudited)

	Yen
	Year ending	Year ended
	March 31, 2010	March 31, 2009
	(target)	(actual)
Interim dividend per share.	¥25.00	¥30.00
Year-end dividend per share	25.00	30.00
Annual dividend per share	¥50.00	¥60.00

Note: Revision of dividend target amounts during this period of targeted dividends: None

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2010)

	Yen in millions
	(except for per share amounts)
	Six months ending	Year ending
	September 30, 2009	March 31, 2010
Net sales	¥250,000	¥550,000
Operating income	20,000	50,000
Income from continuing operations before income taxes	18,000	47,000
Net income attributable to Nidec Corporation	12,000	30,000
Net income attributable to Nidec Corporation per share-basic	¥86.15	¥215.38

Note: Financial forecasts for the year ending March 31, 2010 have been revised from those previously announced on April 24, 2009.

4. Others
(1)	Change in significant subsidiaries (changes in “Specified Subsidiaries” (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period: None

(2)	Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

Note: Please refer to “4. Others” of “Qualitative Information and Financial Statements” on page 12 for detailed information.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable
Note: Please refer to “4. Others” of “Qualitative Information and Financial Statements” on page 12 for detailed information.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at June 30, 2009

145,075,080 shares at March 31, 2009

2. Number of treasury stock at the end of each period:

5,783,299 shares at June 30, 2009

5,782,871 shares at March 31, 2009

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,291,898 shares for the three months ended June 30, 2009

144,939,625 shares for the three months ended June 30, 2008

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

The first quarter ended June 30, 2009 started in a mid what some consider to be the worst economic crisis in a century, and although some industry sectors saw signs of demand recovering as inventory levels have mostly been adjusted and the economy began to recover in some areas, the severe business environment generally persisted. In this environment, the Nidec Group regarded the recession as an opportunity for a comprehensive profitability improvement program, and adopted and implemented a WPR™ Project (a profit ratio improvement project). Furthermore, we focused our resources on developing new products, markets and customers based on four key concepts: (1) lower energy consumption, (2) environmental friendliness, (3) lighter, thinner, shorter and smaller products, and (4) lower prices. Due in part to these efforts, our consolidated net sales were approximately 65% of the highest quarterly consolidated net sales level we were able to achieve to date, which levels were recorded in the second quarter of the previous fiscal year. Our consolidated operating income for the quarter ended June 30, 2009 was more than double the estimate made as of the beginning of FY2009 as we were able to achieve higher profit margins than expected, mainly due to our record-high profit margins with respect to small precision motors. In addition, all of our publicly held subsidiaries—Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Servo and Nidec-Read—recorded operating income, and exceeded their estimates made at the beginning of FY2009.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.
WPR™ is a trademark of NIDEC CORPORATION in Japan.
WPR © Shigenobu Nagamori NIDEC CORPORATION 2008

(Consolidated Business Results for the three months ended June 30, 2009)

Net sales decreased by approximately ¥51,300 million, or 29.3%, to ¥123,648 million for the three months ended June 30, 2009 (“this fiscal first quarter”) compared to the three months ended June 30, 2008 (“the previous fiscal first quarter”). This decrease was mainly due to a decline in sales of machinery caused primarily by reduced capital investments by companies, as well as a decline in sales of mid-size motors used for home appliances, industrial use and automobiles, and a decline in sales of electronic and optical components. Net sales of machinery, mid-size motors and electronic and optical components decreased by approximately ¥11,000 million, ¥9,900 million and ¥13,100 million, or 59%, 39% and 37%, respectively, compared to the previous fiscal first quarter. The sum of the decreases in sales of machinery, mid-size motors and electronic and optical components accounts for approximately 66% of the total decrease in net sales for this fiscal first quarter compared to the previous fiscal first quarter. Operating income decreased by approximately ¥8,200 million, or 44.7%, to ¥10,177 million compared to the previous fiscal first quarter. This decrease was mainly due to decreases in operating income in the machinery business (approximately a ¥3,000 million decrease) and in the electronic and optical components business (approximately a ¥2,500 million decrease), the sum of which represents approximately 67% of the total decrease in operating income for this fiscal first quarter compared to the previous fiscal first quarter. However, as compared to the three months ended March 31, 2009, operating income increased approximately ¥9,200 million, or more than tenfold. Operating income in the small precision motors business increased approximately ¥8,400 million compared to the three months ended March 31, 2009 with an operating income ratio of 14.7%, which is the highest operating income ratio we have recorded to date. This contributed to our improved profitability compared to the three months ended March 31, 2009. Income from continuing operations before income taxes decreased by approximately ¥14,500 million, or 62.6%, to ¥8,632 million compared to the previous fiscal first quarter. This decrease was mainly due to approximately ¥1,100 million of foreign exchange loss, in comparison to our recording ¥4,800 million of foreign exchange gain for the previous fiscal first quarter. In comparison to the previous fiscal first quarter, net income attributable to Nidec Corporation decreased by approximately ¥9,300 million, or 61.5%, to ¥5,819 million for this fiscal first quarter.

(Operating results by product categories for the three months ended June 30, 2009)

Small precision motors-

Net sales of small precision motors decreased by approximately ¥15,400 million, or 17.6%, to ¥72,272 million for this fiscal first quarter compared to the previous fiscal first quarter. As compared to the three months ended March 31, 2009, net sales of small precision motors increased approximately ¥16,800 million, or 30.2%, for this fiscal first quarter. Sales of spindle motors for hard disk drives (“HDDs”) decreased approximately 9% for this fiscal first quarter compared to the previous fiscal first quarter primarily due to a 9% decrease in the average unit price of our spindle motors for HDDs and a 7% appreciation of the Japanese yen against the U.S. dollar. The decrease, however, was partially offset by a 7% increase in unit shipments of the spindle motors for this fiscal first quarter compared to the previous fiscal first quarter. Unit shipments for this fiscal first quarter of our spindle motors for 2.5-inch HDDs increased 24%, while unit shipments of our spindle motors for 3.5-inch HDDs decreased 5%, compared to the previous fiscal first quarter. As a result, unit shipments of our spindle motors for 2.5-inch HDDs exceeded those of our spindle motors for 3.5-inch HDDs. Sales of other small precision brushless DC motors decreased approximately ¥5,200 million, or 24.6%, for this fiscal first quarter compared to the previous fiscal first quarter. Sales and unit shipments of brushless DC motors by Nidec Corporation and its direct-line subsidiaries decreased approximately 23% and 7%, respectively. This decrease was mainly due to the appreciation of the Japanese yen against the U.S. dollar and a decrease in demand for our higher-priced small precision brushless DC motors. Sales of brushless DC fans for this fiscal first quarter decreased approximately ¥3,200 million, or 30% compared to the previous fiscal first quarter.

Operating income in the small precision motors business decreased approximately ¥1,000 million, or 8.6%, to ¥10,639 million for this fiscal first quarter compared to the previous fiscal first quarter. The operating income ratio for the small precision motors business for this fiscal first quarter increased 1.5%, as compared to the previous fiscal first quarter, to a record 14.7%, reflecting our progress in the WPR™ initiatives.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥9,900 million, or 38.7%, to ¥15,704 million for this fiscal first quarter compared to the previous fiscal first quarter. All sales of mid-size motors for home appliances, industrial use and automobiles decreased compared to the previous fiscal first quarter. Sales of mid-size motors for automobiles decreased approximately 43% compared to the previous fiscal first quarter, primarily due to a decrease in unit shipments and the appreciation of the Japanese yen against the Euro.

We recorded an operating loss of approximately ¥700 million in the mid-size motors business for this fiscal first quarter, as compared to operating income of approximately ¥900 million for the previous fiscal first quarter. This was mainly due to the decrease in sales of mid-size motors, the appreciation of the Japanese yen against the Euro, and an increase in research and development (“R&D”) expenses relating to mid-size motors for automobiles in response to increased orders for our new products for electric vehicles (“EV”) and hybrid electric vehicles (“HEV”). We recorded operating income in the mid-size motors business for home appliances and industrial use for this fiscal first quarter.

Machinery-

Net sales of machinery decreased approximately ¥11,000 million, or 58.6%, to ¥7,761 million for this fiscal first quarter compared to the previous fiscal first quarter. Net sales of machinery for this fiscal first quarter also decreased approximately ¥4,000 million, or 34.1%, compared to the three months ended March 31, 2009, while net sales of all of the other product categories for this fiscal first quarter increased compared to the three months ended March 31, 2009. This was mainly due to a decrease in sales of Nidec Sankyo, Nidec-Read, Nidec Copal, Nidec Tosok and Nidec-Shimpo, each exceeding ¥1,000 million. In particular, Nidec Sankyo’s sales for this fiscal first quarter decreased by approximately ¥3,900 million compared to the previous fiscal first quarter mainly due to a decrease in sales of liquid crystal display panel substrates handling-robots.

We recorded an operating loss of ¥104 million for this fiscal first quarter compared to operating income of ¥2,856 million for the previous fiscal first quarter. Nidec Sankyo and Nidec-Read recorded operating income for this fiscal first quarter, although their sales decreased significantly compared to the previous fiscal first quarter.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥13,100 million, or 37.0%, to ¥22,306 million for this fiscal first quarter compared to the previous fiscal first quarter. Nidec Copal’s sales, including sales of shutters and lens unit for digital cameras and mobile phones, and Nidec Copal Electronics’ sales including sales of electronic circuit components and sensors, decreased approximately 38% and 34%, respectively. Sales of plastic-mold products by Nidec Nissin and sales of components for amusement machines by Nidec Pigeon, both of which companies are subsidiaries of Nidec Sankyo, also decreased significantly.

As a result of the foregoing, operating income in the electronic and optical components business decreased approximately ¥2,500 million, or 74.7%, to ¥854 million for this fiscal first quarter compared to the previous fiscal first quarter. We recorded an operating loss for the electronic and optical components business exceeding ¥100 million for the three months ended March 31, 2009.

Other products-

Net sales of other products decreased approximately ¥1,900 million, or 25.4%, to ¥5,605 million for this fiscal first quarter compared to the previous fiscal first quarter. This decrease was mainly due to a decline of approximately 19% in Nidec Tosok’s sales of automotive parts. Nidec Singapore’s sales of pivot assemblies also decreased.

Operating income in the other products business decreased approximately ¥200 million, or 39.0%, to ¥332 million for this fiscal first quarter compared to the previous fiscal first quarter.

2. Qualitative information on the financial condition (consolidated)

Total assets decreased approximately ¥41,000 million as of June 30, 2009 from March 31, 2009. This decrease was mainly due to a ¥41,000 million decrease in cash and cash equivalents.

With respect to liabilities, short-term borrowings as of June 30, 2009 decreased approximately ¥51,000 million from those as of March 31, 2009.

Regarding Nidec Corporation shareholders’ equity, retained earnings as of June 30, 2009 was higher by approximately ¥1,600 million, and unrealized gain from securities, net of reclassification adjustments, was higher by approximately ¥1,600 million compared to March 31, 2009.

As of June 30, 2009, Nidec Corporation shareholders’ equity was approximately ¥301,400 million, and the ratio of Nidec Corporation shareholders’ equity to total assets was 45.5%.

<Overview of Cash Flow>

Cash flow from operating activities for this fiscal first quarter was an inflow of ¥26,730 million. Compared to the previous fiscal first quarter, the cash inflow from operating activities increased approximately ¥9,200 million. This increase was mainly due to cash inflows from fluctuation in operating assets and liabilities of approximately ¥13,500 million and foreign currency adjustments of approximately ¥4,400 million, although consolidated net income before net income attributable to noncontrolling interests decreased approximately ¥11,200 million for this fiscal first quarter compared to the previous fiscal first quarter.

Cash flow from investing activities for this fiscal first quarter was an outflow of ¥8,086 million. Compared to the previous fiscal first quarter, the cash outflow decreased approximately ¥4,500 million mainly due to a decrease in additions to property, plant and equipment of approximately ¥2,200 million and a decrease in acquisitions of consolidated subsidiaries, net of cash acquired, of approximately ¥1,000 million.

Cash flow from financing activities for this fiscal first quarter was an outflow of ¥58,405 million, compared to a cash inflow of ¥6,981 million for the previous fiscal first quarter. The cash outflow for this fiscal first quarter was mainly due to a decrease in short-term borrowings of ¥66,200 million.

The balance of cash and cash equivalents as of June 30, 2009 was ¥160,005 million, a decrease of ¥40,961 million from March 31, 2009.

3. Qualitative Information Regarding Forecasts of Consolidated Performance

As we began to see positive effects of our company-wide effort to make progresses in the ongoing WPR™ initiatives, our profitability on a consolidated basis improved during the fiscal first quarter ended June 30, 2009. Net sales for this fiscal first quarter were generally in line with our prior estimates primarily as a result of our efforts to develop new products, markets and customers based on the four key concepts of lower energy consumption, environmental friendliness, lighter, thinner, shorter and smaller products, and lower prices. We were able to achieve higher profit margins than expected primarily due to our profitability improvement measures.

Based on the foregoing and other factors, we have revised the previously announced forecasts of our consolidated results of operations for the six months ending September 30, 2009 and the fiscal year ending March 31, 2010 as follows:
Forecast of our consolidated results for the year ending March 31, 2010

Net sales.	¥550,000 million	89.7% of the fiscal year ended March 31, 2009 (“previous fiscal year”)
Operating income.	¥50,000 million	96.5% of the previous fiscal year
Income from continuing operations before income taxes.	¥47,000 million	99.9% of the previous fiscal year
Net income attributable to Nidec Corporation.	¥30,000 million	105.8% of the previous fiscal year

Forecast of our consolidated results for the six months ending September 30, 2009

Net sales.	¥250,000 million	68.5% of the previous six months ended September 30, 2008 (“previous six months”)
Operating income.	¥20,000 million	49.0% of the previous six months
Income from continuing operations before income taxes.	¥18,000 million	41.5% of the previous six months
Net income attributable to Nidec Corporation.	¥12,000 million	43.1% of the previous six months

Notes:

1.	The foregoing forecasts of our consolidated results have been prepared in accordance with U.S. GAAP.

2.	The exchange rate used for the preparation of the foregoing forecasts is US$1 = ¥95. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts have been determined assuming this U.S. dollar-Japanese yen exchange rate.

4. Others
(1) Change in number of significant subsidiaries during this period

(due to change in the scope of consolidation): None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(Accounting method relating to corporate income tax and other taxes)
Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate based on the legal income tax rate.

(3)	Changes in accounting method in this period: Yes

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. NIDEC adopted SFAS 141R as of April 1, 2009. The adoption of SFAS 141R did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any businesses during this first fiscal quarter. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. NIDEC adopted SFAS 160 as of April 1, 2009. Prior period amounts were reclassified to conform to the current period presentation.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations.

5. Consolidated Financial Statements (U.S. GAAP)
(1)	Consolidated Balance Sheets

Assets (unaudited)

	Yen in millions
	June 30, 2009		March 31, 2009		Increase or decrease	June 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥160,005		¥200,966		¥(40,961)	¥116,765
Trade notes receivable	8,773		11,663		(2,890)	16,440
Trade accounts receivable	111,526		111,548		(22)	155,090
Inventories:
Finished goods	26,281		26,521		(240)	34,137
Raw materials	14,563		13,004		1,559	19,467
Work in progress	13,587		14,567		(980)	17,731
Project in progress	1,127		1,124		3	1,422
Supplies and other	1,978		2,259		(281)	2,531
Other current assets	20,163		20,364		(201)	23,613

Total current assets	358,003	54.1	402,016	57.2	(44,013)	387,196	54.6

Investments and advances:
Marketable securities and other securities investments	16,297		13,344		2,953	16,760
Investments in and advances to affiliated companies	1,682		1,549		133	1,954

Total investments and advances	17,979	2.7	14,893	2.1	3,086	18,714	2.6

Property, plant and equipment:
Land	39,724		39,386		338	39,711
Buildings	118,559		112,934		5,625	112,390
Machinery and equipment	256,037		255,887		150	276,242
Construction in progress	8,476		11,835		(3,359)	11,419

Sub-total	422,796	63.9	420,042	59.8	2,754	439,762	62.0
Less — Accumulated depreciation	(233,549)	(35.3)	(230,357)	(32.8)	(3,192)	(236,078)	(33.3)

Total property, plant and equipment	189,247	28.6	189,685	27.0	(438)	203,684	28.7

Goodwill	71,441	10.8	71,060	10.1	381	72,898	10.3
Other non-current assets	25,229	3.8	25,230	3.6	(1)	26,624	3.8

Total assets	¥661,899	100.0	¥702,884	100.0	¥(40,985)	¥709,116	100.0

Liabilities and Shareholders’ Equity (unaudited)

	Yen in millions
	June 30, 2009		March 31, 2009		Increase or decrease	June 30, 2008
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥170,361		¥221,342		¥(50,981)	¥85,022
Current portion of long-term debt	1,583		1,883		(300)	29,081
Trade notes and accounts payable	76,090		70,398		5,692	124,961
Other current liabilities	25,641		24,120		1,521	34,581

Total current liabilities	273,675	41.3	317,743	45.2	(44,068)	273,645	38.6

Long-term liabilities:
Long-term debt	2,505		2,578		(73)	3,197
Accrued pension and severance costs	15,736		15,684		52	15,400
Other long-term liabilities	9,977		9,192		785	12,898

Total long-term liabilities	28,218	4.3	27,454	3.9	764	31,495	4.4
Total liabilities	301,893	45.6	345,197	49.1	(43,304)	305,140	43.0

Equity:
Common stock	66,551	10.1	66,551	9.5	—	66,248	9.3
Additional paid-in capital	69,162	10.4	69,162	9.8	—	68,859	9.7
Retained earnings	214,595	32.4	212,955	30.3	1,640	204,062	28.8
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(25,352)		(26,324)		972	(5,764)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,184		(417)		1,601	1,597
Pension liability adjustments	(688)		(723)		35	603

Total accumulated other comprehensive income (loss)	(24,856)	(3.8)	(27,464)	(3.9)	2,608	(3,564)	(0.5)
Treasury stock, at cost	(24,058)	(3.6)	(24,056)	(3.4)	(2)	(285)	(0.0)

Total Nidec Corporation shareholders’ equity	301,394	45.5	297,148	42.3	4,246	335,320	47.3
Noncontrolling interests	58,612	8.9	60,539	8.6	(1,927)	68,656	9.7
Total equity	360,006	54.4	357,687	50.9	2,319	403,976	57.0

Total liabilities and equity	¥661,899	100.0	¥702,884	100.0	¥(40,985)	¥709,116	100.0

Note: NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” as of April 1, 2009. Noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Figures as of June 30, 2008 and March 31, 2009 have been retrospectively reclassified.

(2) Consolidated Statements of Income (unaudited)

	Yen in millions
	Three months ended June 30				Increase or		Year ended
	2009		2008		decrease		March 31, 2009
	Amount	%	Amount	%	Amount	%	Amount	%

Net sales	¥123,648	100.0	¥174,947	100.0	¥(51,299)	(29.3)	¥613,458	100.0
Cost of products sold	96,395	78.0	136,005	77.7	(39,610)	(29.1)	482,893	78.7
Selling, general and administrative expenses	11,452	9.3	13,215	7.6	(1,763)	(13.3)	51,795	8.5
Research and development expenses	5,624	4.5	7,335	4.2	(1,711)	(23.3)	26,964	4.4

Operating expenses	113,471	91.8	156,555	89.5	(43,084)	(27.5)	561,652	91.6

Operating income	10,177	8.2	18,392	10.5	(8,215)	(44.7)	51,806	8.4
Other income (expenses):
Interest and dividend income	203		632		(429)		2,543
Interest expenses	(206)		(364)		158		(1,404)
Foreign exchange gain (loss), net	(1,051)		4,794		(5,845)		(3,688)
Gain (loss) from marketable securities, net	(15)		(24)		9		(1,305)
Other, net	(476)		(347)		(129)		(923)

Total	(1,545)	(1.2)	4,691	2.7	(6,236)	—	(4,777)	(0.7)

Income from continuing operations before income taxes	8,632	7.0	23,083	13.2	(14,451)	(62.6)	47,029	7.7

Income taxes	(2,460)	(2.0)	(5,891)	(3.4)	3,431	—	(12,464)	(2.1)
Equity in net income (loss) of affiliated companies	(107)	(0.1)	(58)	(0.0)	(49)	—	(48)	(0.0)

Income from continuing operations	6,065	4.9	17,134	9.8	(11,069)	(64.6)	34,517	5.6
Income (loss) from discontinued operations	—	—	85	0.0	(85)	(100.0)	(3,282)	(0.5)

Consolidated net income	6,065	4.9	17,219	9.8	(11,154)	(64.8)	31,235	5.1

Less: Net loss (income) attributable to noncontrolling interests	(246)	(0.2)	(2,110)	(1.2)	1,864	—	(2,882)	(0.5)

Net income attributable to Nidec Corporation	¥5,819	4.7	¥15,109	8.6	¥(9,290)	(61.5)	¥28,353	4.6

Notes:

1.	NIDEC discontinued its optical pickup unit business, which was one of Nidec Sankyo’s business, as of December 31, 2008 and, as a result, the results of the optical pickup unit business for the three months ended June 30, 2008 and the year ended March 31, 2009 were reclassified retrospectively as “Income from discontinued operations” in accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the impairment or disposal of Long-Lived Assets.”

2.	NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” as of April 1, 2009. Consolidated net income on the consolidated statements of income now includes the net loss (income) attributable to noncontrolling interests. Figures for the three months ended June 30, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
			Increase
			or	Year ended March 31,
	Three months ended June 30		decrease	2009
	2009	2008
Cash flows from operating activities:
Consolidated net income	¥6,065	¥17,219	¥(11,154)	¥31,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,537	8,625	(1,088)	34,080
Loss on marketable securities, net	15	24	(9)	1,305
Loss (gain) from sales, disposal or impairment of property, plant and equipment	344	(143)	487	1,282
Equity in net losses of affiliated companies	107	58	49	48
Foreign currency adjustments	1,600	(2,804)	4,404	2,091
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	2,922	(1,967)	4,889	38,041
Decrease (increase) in inventories	37	(2,925)	2,962	11,238
Increase (decrease) in notes and accounts payable	6,196	540	5,656	(46,469)
Other	1,907	(1,121)	3,028	(6,620)

Net cash provided by operating activities	26,730	17,506	9,224	66,231

Cash flows from investing activities:
Additions to property, plant and equipment	(8,378)	(10,617)	2,239	(38,501)
Proceeds from sales of property, plant and equipment	80	247	(167)	865
Acquisitions of consolidated subsidiaries, net of cash acquired	—	(954)	954	(756)
Other	212	(1,277)	1,489	(4,981)

Net cash used in investing activities	(8,086)	(12,601)	4,515	(43,373)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(51,065)	15,159	(66,224)	153,934
Repayments of long-term debt	(549)	(428)	(121)	(2,067)
Redemption of corporate bonds	—	—	—	(26,412)
Purchases of treasury stock	(2)	(4)	2	(23,775)
Payments for additional investments in subsidiaries	(1,984)	(2,342)	358	(9,286)
Dividends paid to shareholders of Nidec Corporation	(4,179)	(4,348)	169	(8,699)
Dividends paid to noncontrolling interests	(626)	(1,056)	430	(2,205)
Other	—	—	—	384

Net cash (used in) provided by financing activities	(58,405)	6,981	(65,386)	81,874

Effect of exchange rate changes on cash and cash equivalents	(1,200)	4,070	(5,270)	(4,575)

Net increase in cash and cash equivalents	(40,961)	15,956	(56,917)	100,157

Cash and cash equivalents at beginning of period	200,966	100,809	100,157	100,809

Cash and cash equivalents at end of period	¥160,005	¥116,765	¥43,240	¥200,966

Note: NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” as of April 1, 2009. Payments for additional investments in subsidiaries, which were previously classified as “Cash flows from investing activities” are now included as “Cash flows from financing activities”. Figures for the three months ended June 30, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

SUPPORT DOCUMENTATION (Three months ended June 30, 2009)

(1) Information by Business Group (unaudited)

	Yen in millions
	Three months ended June 30, 2009
	Small precision	Mid-size		Electronic and			Eliminations/
	motors	motors	Machinery	Optical components	Other	Total	Corporate	Consolidated
Net sales:
Customers	¥72,272	¥15,704	¥7,761	¥22,306	¥5,605	¥123,648	¥-	¥123,648
Intersegment	119	51	851	72	889	1,982	(1,982)	—

Total	72,391	15,755	8,612	22,378	6,494	125,630	(1,982)	123,648
Operating expenses	61,752	16,407	8,716	21,524	6,162	114,561	(1,090)	113,471

Operating income (loss)	¥10,639	(¥652)	(¥104)	¥854	¥332	¥11,069	(¥892)	¥10,177

	Yen in millions
	Three months ended June 30, 2008
	Small precision	Mid-size		Electronic and			Eliminations/
	motors	motors	Machinery	Optical components	Other	Total	Corporate	Consolidated
Net sales:
Customers	¥87,675	¥25,620	¥18,735	¥35,400	¥7,517	¥174,947	¥-	¥174,947
Intersegment	529	91	2,392	139	1,279	4,430	(4,430)	—

Total	88,204	25,711	21,127	35,539	8,796	179,377	(4,430)	174,947
Operating expenses	76,568	24,757	18,271	32,158	8,252	160,006	(3,451)	156,555

Operating income	¥11,636	¥954	¥2,856	¥3,381	¥544	¥19,371	(¥979)	¥18,392

Notes:
1.	Business groups are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business group:
(1)	Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2)	Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3)	Machinery: Power transmission drives, semiconductor production equipment, precision equipment, factory automation-related equipment

(4)	Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
					Increase or
	Three months ended June 30				decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan.	¥52,965	42.8	¥84,677	48.4	(¥31,712)	(37.5)
U.S.A.	2,434	2.0	4,287	2.4	(1,853)	(43.2)
Singapore.	7,559	6.1	11,562	6.6	(4,003)	(34.6)
Thailand.	22,460	18.1	26,701	15.3	(4,241)	(15.9)
Philippines.	2,692	2.2	3,617	2.1	(925)	(25.6)
China.	26,663	21.6	30,019	17.2	(3,356)	(11.2)
Others.	8,875	7.2	14,084	8.0	(5,209)	(37.0)

Total.	¥123,648	100.0	¥174,947	100.0	(¥51,299)	(29.3)

Notes:

1.	The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

2.	The sales by our consolidated subsidiaries located in Hong Kong were reclassified from “Other” to “China” since this fiscal year. Figures for the three months ended June 30, 2008 were retrospectively reclassified.

(3) Sales by Region (unaudited)

	Yen in millions
					Increase or
	Three months ended June 30				decrease
	2009		2008
	Amount	%	Amount	%	Amount	%

North America.	¥3,990	3.2	¥6,325	3.6	(¥2,335)	(36.9)
Asia.	79,417	64.2	101,115	57.8	(21,698)	(21.5)
Other.	7,518	6.1	13,145	7.5	(5,627)	(42.8)

Overseas sales total	90,925	73.5	120,585	68.9	(29,660)	(24.6)
Japan.	32,723	26.5	54,362	31.1	(21,639)	(39.8)

Consolidated total.	¥123,648	100.0	¥174,947	100.0	(¥51,299)	(29.3)

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

6. Special notes (unaudited)
(1) Summary of Consolidated Financial Performance

	Yen in millions
	(except for per share amounts)
				Year ended
	Three months ended			March 31,
	June 30		Increase or decrease	2009
	2009	2008
Net sales	¥123,648	¥174,947	(29.3)%
Operating income	10,177	18,392	(44.7)%
Ratio of operating income to net sales	8.2%	10.5%
Income from continuing operations before income taxes	8,632	23,083	(62.6)%
Ratio of income from continuing operations before income taxes to net sales	7.0%	13.2%
Net income attributable to Nidec Corporation	5,819	15,109	(61.5)%
Ratio of net income attributable to Nidec Corporation to net sales	4.7%	8.6%
Net income attributable to Nidec Corporation stockholders per share-basic	¥41.78	¥104.24
Net income attributable to Nidec Corporation stockholders per share-diluted	¥41.78	¥101.27

Total assets	¥661,899	¥709,116		¥702,884
Nidec Corporation shareholders’ equity	301,394	335,320		297,148
Nidec Corporation shareholders’ equity to total assets	45.5%	47.3%		42.3%
Nidec Corporation shareholders’ equity per share	¥2,163.76	¥2,313.52		¥2,133.27

Net cash provided by operating activities	¥26,730	¥17,506		¥66,231
Net cash used in investing activities	(8,086)	(12,601)		(43,373)
Net cash (used in) provided by financing activities	(58,405)	6,981		81,874

Cash and cash equivalents at end of period	¥160,005	¥116,765		¥200,966

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	134
Number of affiliated companies accounted for under the equity method:	3

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from	Change from
	March 31, 2009	June 30, 2008
Number of companies newly consolidated:	4	7
Number of companies excluded from consolidation:	1	4
Number of companies newly accounted for by the equity method:	—	—
Number of companies excluded from accounting by the equity method:	—	2